May 7, 2026

David-Alexandre Gros
Chief Executive Officer
Eledon Pharmaceuticals, Inc.
19800 MacArthur Blvd., Suite 250
Irvine, CA 92612

       Re: Eledon Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed May 1, 2026
           File No. 333-295498
Dear David-Alexandre Gros:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Shelly Heyduk